July 27, 2021
By Email

Thomas R. Westle, Esq.
Blank Rome
1271 Avenue of the Americas
New York, NY 10020

           Re:      High Income Securities Fund
                    Registration Statement on Form N-2
                    Filing Nos. 333-257397

Dear Mr. Westle:

        The staff has reviewed the above-referenced initial registration statement, which the
Commission received on June 25, 2021. Based on our review, we have the following comments on the registration statement. Capitalized terms have the same meaning as defined in the registration statement.1 Where a comment requests a change to disclosure, please make corresponding changes wherever similar disclosure appears in the registration statement.

General Comments

1. Please either confirm that the rights offering will not involve any arrangements among the Fund, any underwriters, and/or any broker dealers or that FINRA has reviewed any proposed underwriting terms and other arrangements for the transaction described in the registration statement and has no objections.

2. Supplementally, please discuss why the Fund is proposing to conduct another rights offering less than a year from the conclusion of the last rights offering and why the Fund is choosing to raise additional capital from existing shareholders rather than through other means.

                                              Accounting Comments

3. Please fill in all blanks, including in the fee table and financials in your amendment, and
           update information as necessary. Please also file the auditor   s
consent as an exhibit.




1
    Page references are to the blacklined copy of the registration statement provided by Jennifer Patt on June 30, 2021.
 Thomas R. Westle, Esq.
July 27, 2021
Page 2

                                       Legal Comments

Cover page

4. Please add disclosure stating whether shareholders who subscribe have the right to withdraw prior to the Expiration Date.

Summary, Distribution Policy, page 4

5. In the second sentence, please clarify that the payments representing a reduction in
       Shareholder   s principal investment is a    return of capital.

Financial Highlights, page 17

6.     Please confirm that Tait Weller remains the Company   s auditor.

Portfolio Investments, page 20

7. We note the Fund currently invests a significant portion of its portfolio in money market funds. Please add these to the description of Portfolio Investments, or supplementally address why they are not principal investments of the Fund.

Fund Expenses, page 32

8. In the fourth paragraph, please update the Fund's annual operating expenses to a more recent date than August 31, 2020.

Distribution Policy, page 33-34

9.     Please disclose what percentage of the Fund   s distributions in 2020
were a return of
       capital.

Part C, Other Information

       Item 27 Exhibits

10. Rule 411 under the Securities Act and rule 0-4 under the Investment Company Act require the hyperlinking to any exhibits filed with the registration and to any other information incorporated by reference in a registration statement, including previously filed exhibits, if publicly available on EDGAR. Please add appropriate hyperlinks to your next filing with the Commission.



                                  **********************
 Thomas R. Westle, Esq.
July 27, 2021
Page 3

       We note that portions of the filing are incomplete. We may have additional comments on those portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, or on exhibits added in any pre-effective amendments.
        A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-6870 or hahnja@sec.gov.
                                                    Sincerely,

                                                    /s/ Jaea Hahn

                                                    Jaea F. Hahn
                                                    Senior Counsel


cc:    Andrea Ottomanelli Magovern, Assistant Director
       Sumeera Younis, Branch Chief
       Jeffrey Long, Staff Accountant